亞洲水泥股份有限公司
ASIA CEMENT CORPORATION



31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH
ROAD, SEC. 2, TAIPEI TAIWAN, R.O.C.
TELEX: 11309 JEEP   CABLE: ASIACEMENT TAIPEI
FAX NO: (02) 3780576   TEL: (02) 7338000

RULE 12G3-2(B) EXEMPTION   NO: 82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 309
450 FIFTH STREET, N.
WASHINGTON, DC 2

02055084

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX: 002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX: 8732-2299
TEL: 8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX: 002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
PROCESSED
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.   OCT 0 2 2002
FAX: 2361-1339
THOMSON
FINANCIAL

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX: 44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

SEP 12, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit

Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of August 2002.

2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note
   payable issued by ACC's affiliates and loans to others for the month of August 2002.

Yours faithfully,

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

中華民國八十一年七月十四日(二)公告 第一二二號

總說明：本公司因應人之申請及證券市場管理需要，茲依證券交易法及本公司營業細則有關規定公告如下…

一、本公司上市股票人公司變更為…上市，變更為上市〇二一、二二二上市。

二、本公司股票上市公司准予上市公司股票〇 上市，並自八十一年七月十四日起上市。

三、本公司股票上市公司股票自七月一四日，七月〇四日起上市，並自八十一年七月十四日起依證券交易法及本公司營業細則有關規定辦理二〇二一、二二起上市。

四、本公司股票上市公司准予依證券交易法及本公司營業細則有關規定辦理上市 〇 上市，並自八十一年七月十四日起依證券交易法及本公司營業細則有關規定辦理上市 〇 上市。

註：本公司股票上市公司，股票上市公司依證券交易法及本公司營業細則有關規定辦理公告之相關事項及查詢，請上網查詢公司資訊公開系統，洽詢本公司，網址http://www.tse.com.tw

亞洲水泥股份有限公司
上市發行公司營業額申報明細表

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	338,319,554	
亞泥新竹營業所	邱亞華	新竹市	46215004	440700064	51,922,535	
亞泥桃園營業所	許瀨明	桃園市	44641313	390301852	33,539,200	
亞泥台中營業所	劉國一	台中市	51375705	480707325	133,746,990	
亞泥宜蘭營業所	何朝宏	宜蘭市	40537252	360500005	4,295,680	
亞泥花蓮營業所	陳昌椿	花蓮市	94654880	960512502	28,854,350	
亞泥台東營業所	劉俊輝	台東市	93655398	940206012	13,911,150	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	49,090,578	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	24,596,520	
亞泥花蓮製造廠	張志鵬	花蓮縣	9655017	961315015	114,917,500	
亞泥新竹製造廠	林志芳	新竹縣	48300028	433110002	9,037,050	
合計					802,231,107	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開自報紙複製，請按月隨文填報。
2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。
3、本表應依『使用統一發票營業稅自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。
4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞 洲 水 泥 股 份 有 限 公 司

營業收入金額申報明細表

單位：千元
91 年 8 月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水　　　泥	713,340	14,541	698,799	
熟　　　料	32,739		32,739	
爐　石　粉	43,901		43,901	
砂　　　石	133,975	160	133,815	
其　　　他	989		989	
合　　　計	924,944	14,701	910,243	

亞洲水泥股份有限公司
關係企業背書保證金額明細表

單位：千元
91 年 8 月

對象	本月份 金額	上月份 金額	本月份較上月份 增(減)金額	本月份對子公司 背書保證金額
亞洲工程(股)公司	33,570	24,000	9,570	33,570
獅城投資(股)公司	0	10,000	(10,000)	-
裕元投資(股)公司	295,083	315,120	(20,037)	-
遠鼎(股)公司	963,000	1,031,500	(68,500)	-
德勤投資(股)公司	3,553,000	3,467,000	86,000	3,553,000
亞利預鑄(股)公司	234,677	234,677	0	234,677
南華水泥(股)公司	376,000	383,000	(7,000)	376,000
亞東預拌(股)公司	687,179	742,179	(55,000)	-
嘉惠電力(股)公司	0	0	0	0
亞興水泥製品(股)公司	70,000	70,000	0	70,000
高雄捷運(股)公司	0	0	0	
亞利通運(股)公司	0	0	0	
亞洲投資(股)公司	35,000	40,000	(5,000)	35,000
總計	6,247,509	6,317,476	(69,967)	4,302,247

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司書保證之總限額：67,706,686 千元
3、各子公司背書保證之總限額：18,359,892 千元
4、上列金額係指截至該月底之各餘額

子 公 司
背 書 保 證 金 額 明 細 表

單位：千元
91年 8月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司			-	-
獅城投資(股)公司			-	-
裕元投資(股)公司			-	-
一九投資(股)公司			-	-
亞東證券(股)公司			-	-
遠鼎建設(股)公司			-	-
德勤投資(股)公司			-	-
亞利預鑄(股)公司			-	-
南華水泥(股)公司			-	-
九龍英泥(股)公司			-	-
總　計	0	0	0	0

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：67,706,686千元
3、各子公司背書保證之總限額：18,359,892千元
4、上列金額係指截至各該月底之餘額

亞 洲 水 泥 股 份 有 限 公 司

各 子 公 司 對 外 背 書 保 證 總 額 度 明 細 表

91 年 8 月 份

單位：千元

對　　象	亞泥直接持股比率	股東權益（最近一期經會計師查核）	背書保證總額度
亞洲工程（股）公司	96.63%	155,606	311,212
富民運輸（股）公司	99.47%	846,679	1,693,358
德勤投資（股）公司	99.86%	2,676,977	5,353,954
亞利預鑄（股）公司	83.77%	154,176	308,352
才興投資（股）公司	99.99%	61,195	122,390
亞東工業（股）公司	99.99%	1,294,877	2,589,754
亞泥新加坡（股）公司	99.96%	2,378,948	4,757,896
嘉惠電力（股）公司	63.27%	1,299,430	2,598,860
亞洲投資（股）公司	50.00%	312,058	624,116
總　　計		9,179,946	18,359,892

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE · GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2002.

UNIT:NT$(THOUSAND)

ITEM		MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES		Aug.	802,231	887,719	-85,488	-9.63%
	AMOUNT	Jan. TO Aug.	6,665,981	6,335,976	330,005	5.21%
NET SALES		Aug.	910,243	883,018	27,225	3.08%
	AMOUNT	Jan. TO Aug.	7,303,629	6,526,987	776,642	11.90%
GUARANTEES OF NOTES		Aug.	6,247,509	9,956,869	-3,709,360	-37.25%
GUARANTEES OF NOTES(SUBSIDIARIES)		Aug.	4,302,247	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,926,672THOUSAND.

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████ 亞泥 ████

民國 91 年 08 月

項目	名稱	當月金額（元）
(1)	水泥	713,340,000
(2)	砂石	133,975,000
(3)	爐石粉	43,901,000
(4)	熟料	32,739,000
(5)	其他	989,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	14,701,000
合計	業務營收淨額	910,243,000

▶按各項產品業務營收佔公司總收入之大小順序排列，其餘歸為其他。

主選單　產業別　公司別　報表別　選單別

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亞泥 ████████████入████████

████ 亞泥 ████████

民國91年8月　**單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	802,231	910,243
去年同期	887,719	883,018
增減金額	-85,488	27,225
增減百分比	-9.63	3.08
本年累計	6,665,981	7,303,629
去年累計	6,335,976	6,526,987
增減金額	330,005	776,642
增減百分比	5.21	11.90

▶各項增減百分比資訊，如數值逾越999999.99或分母為零（無法計算），則以999999.99表示

主選單　產業別　公司別　報表別　選單別

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亞泥

本資料由 亞泥 公司提供

民國 91 年 8 月　**單位：新台幣仟元**

			本月	上月	最高限額
本公司	無	資金貸放餘額	0	0	0
各子公司	無	資金貸放餘額	0	0	0

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	-69,967	6,247,509	67,706,686
各子公司	無	背書保證資訊	0	0	0

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		4,302,247
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0

主選單　產業別　公司別　報表別　選單別